UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2022
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A
São Paulo, SP, 01451-001, Brazil
+55 (11) 3038 8127
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Announces UOL Minority Shareholder’s Exit
São Paulo, September 5, 2022 – PagSeguro Digital Ltd., or PagSeguro (NYSE: PAGS), announced today that its controlling shareholder, Universo Online S.A., or UOL, has reached agreements for the exit of UOL’s minority shareholder, BTG Pactual Principal Investments Fundo em Participações Multiestratégia.
In connection with the private transaction, the UOL minority shareholder involved will receive from UOL in September 2022, and in exchange for its shares of UOL, a total of 7,960,215 Class A common shares of PagSeguro Digital (following conversion of Class B common shares currently held by UOL to Class A) subject to a resale restriction of a six-month lock-up period.
As a result of this transaction, and following the related share transfers involved, UOL will continue to be PagSeguro Digital’s controlling shareholder, with 36.55% of total outstanding share capital and 85.41% of voting power.
About PagBank PagSeguro
PagBank PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies, and medium-sized companies in Brazil. Among its peers, PagBank PagSeguro is the only financial technology provider in Brazil whose business model covers all the following five pillars:
•Multiple digital banking solutions
•In-person payments via point of sale (POS) devices that PagSeguro Digital provides to merchants
•Free digital accounts that PagSeguro Digital provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, wire transfers, peer to peer cash transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services
•Issuer of prepaid, cash and credit cards
•Operate as a full acquirer

PagBank PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagBank PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.
PagBank PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.
SOURCE: PagBank PagSeguro
Contacts:
Investor Relations
PagBank PagSeguro
+55 (11) 3914-9524
ir@pagseguro.com
investors.pagseguro.com

Forward-Looking Statements:
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, potential mergers and acquisitions opportunities, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, potential mergers and acquisitions opportunities, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F filed with the SEC on May 2, 2022.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 6, 2022

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer